JETPACK AVIATION
14218 Aetna Street,
Van Nuys, CA. 91401
(310) 991-5986
www.jetpackaviation.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We commenced operations in September 2016, and are still completing the initial pre-production protoype for our JB-10 jetpack.

The company will need to raise a substantial amount of additional capital in the future. The Company anticipates that it will need to raise an additional $10,000,000 in order to complete development of the pre-production prototype, establish manufacturing facilities and begin manufacturing and taking orders for its jetpack. The Company does not anticipate achieving any revenues until 2018.

Financial Statements

Our financial statements can be found at Exhibit B to Form C.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until we complete the design and development of our vehicle and begin taking advanced orders and deposits, which we do not anticipate occurring until at least 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we can operate the business for 14 months without revenue generation.

Liquidity and Capital Resources

As of October 1, 2016, we had cash of $20,000. To date, we have funded our operations primarily with the subscription proceeds from the Company's principal stockholders, as well as funds raised into our wholly owned subsidiary.